EXHIBIT 99.19


OPERATIONS
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ARGENTINA

The Santa Cruz Joint Venture (SCJV) continues to define high-grade gold targets on Yamana's gold properties in southern Patagonia, Argentina. The SCJV is a three-way partnership between Yamana and Peru's two largest gold mining companies - Buenaventura (as operator) and Mauricio Hochschild. To date the SCJV has mapped, trenched and drilled several vein targets at Martinetas, mapped and trenched in detail a number of vein systems at La Paloma, and more than quadrupled Yamana's original mineral holdings by acquiring nine new properties. Currently, Yamana holds approximately 1,050 square kilometers of mining rights distributed among 23 separate properties.

Martinetas

Detailed trenching, mapping, and sampling, followed by core drilling, were completed by March, 2003, in three exploration sectors - Coyote, Cerro Oro, and Amadillo (formerly known as T-1). Each sector is crossed by a number of gold-bearing vein systems, some wit high-grade bonanza shoots identified in Yamana's earlier exploration campaigns. Almost 2,000 meters of new short trenches were dug, hammered, or blasted across the major known vein systems in each sector; additionally, 780 meters of existing exploration trenches were cleaned and deepened. Targets defined in 12 separate vein systems were subsequently tested with 18 diamond core holes (2,020 total meters). Incomplete assay results show that half of the first 10 holds hit high-grade gold (more than 10.0 g/t) over widths ranging from 0.4 to 1.0 meters on targets in all three exploration sectors. Assays for the remaining holes are pending.

Coyote - the best intercept in the current drilling campaign was hit in hole CN-1 which was drilled deeper into the Coyote Gold Shoot than two previous core holes drilled during Yamana's 1997 and 1999 campaigns. The two previous holes,
17.5 meters apart along strike, hit 114.21 g/t and 282.66 g/t gold over widths of 2.5 meters at depths of 30 meters. The new CN-1 hold hit 30.50 g/t gold over a 1.0-meter width at a depth of 46 meters, apparently confirming downward continuity of the high-grade shoot. Four other new holes were drilled to test different nearby veins in the Coyote sector; assays from these show only sparse amounts of gold.

Cerro Oro - Assays have been received for three of four holes drilled at widely-spaced locations along strike of the Cerro Oro system. All three holes hit one or more high-grade veins, the best being hole CO-6 with 33.3 g/t gold over 0.6 meters width at 50 meters depth, and hole CO-8 with two 14.70 g/t gold intercepts over widths of 0.65 and 0.80 meters at depths of 104 and 140 meters. This appears to confirm continuity of a deep high-grade shoot (29.0 g/t gold over 2.0 meters at 126 meters depth) hit in a reverse circulation hole drilled by Yamana in 1997.

Armadillo - Assays have been returned for two of nine holes drilled in the Armadillo sector. Results for hole A-9 appear to confirm continuity albeit thinning at depth of the high-grade T-1 Shoot previously defined by two core holes from a Yamana 1999 drilling campaign. The two previous holes each cut the Armadillo Sur vein system at relatively shallow depth, hitting 86.53 g/t and
7.80 g/t gold over widths of 3.0 and 4.6 meters. The new drill hole cut the shoot at 50 meters depth, intersecting 33.30 g/t gold over a width of 0.58 meters.

La Paloma

An extensive program of trenching, mapping and sampling is underway at Yamana's La Paloma property (formerly Syrah), 40 kilometers northwest of Martinetas. Four exploration sectors have been defined - Santa Rosa, San Juan, San Martin, and San Nicolas - each containing two or more gold-rich veins systems and collectively comprising more than 11 kilometers of veins within a district-sized area of 90 square kilometers. The SCJV program at La Paloma plans 230 trenches (2,300 total meters) to examine the more promising of these systems with trenches spaced 50 meters apart along the strongest veins. The program, which continued to the end of field season in late May, 2003, will help define targets for a planned 2,000-meter diamond core drilling program expected to get underway in September, 2003. * In general, the trenching at La Paloma reveals that the veins are consistently wider and more extensive than observed in surface outcrops. Assays received on a fraction of the trenches completed to date suggest that one of the more promising systems is the 1-kilometer long Sulturo vein in the San Nicolas sector. Incomplete results show that 7 of first 13 trenches assayed from the Sulfuro system show values ranging from 3.0 to 28.2 g/t gold over true vein widths of 1.2 to 3.4 meters. Results for all other trenches are still pending.

BRAZIL

In February 2003, Yamana acquired its first Brazil gold property, Cumaru, a milestone in Yamana's determined effort to rebuild the company with a focus on gold exploration and development opportunities in Brazil. The country, South America's largest and most diverse, offers a good political climate, taxation equal or better than other South American countries, and above average infrastructure. Geologically, Brazil is underlain by many largely untapped terranes similar to the world-class mineral deposit environments of better known and more intensely explored Precambrian shield areas of Canada, Australia, and Africa.

Cumaru

Yamana's Cumaru acquisition includes a famous "garimpeiro" (artisanal miners) gold reserve and adjoining private ground totaling about 1,000 square kilometers in the southern part of the Carajas region of Para State, recognized as one of the world's premier metallogenic provinces. Included is an old open pit gold operation, with active mining license and untapped potential resources on strike and at depth, and a vast tract of virtually unexplored ground underlain by a promising Precambrian greenstone belt terrane favorable for a variety of gold or copper-gold lode deposits arid littered with prolific alluvia: gold occurrences.
* The large 970-square kilometer Cumaru reserve - once considered to be Brazil's second "Serra Pelada," site of a famous 1980s garimpeiro gold rush that yielded millions of ounces of gold from a relatively small, extraordinarily rich area - is on trend and adjacent to ground currently being aggressively explored and drilled by major raining companies. More than 1 million ounces of gold were reportedly extracted from wide-spread garimpeiro alluvial workings during an early-1980s gold rush at Cumaru. Until now, the tract has been held exclusively in reserve by a garimpeiro cooperative and it has never been systematically explored by an organized modern program. Recent changes in mining law allowed Yamana to negotiate with the cooperative and become the first-ever company to acquire exploration rights to this large tract of promising ground. Initial examinations by Yamana's reconnaissance team indicate that bedrock beneath the property's many scattered alluvial gold workings is commonly laced with gold-bearing quartz veins, shear zones, and/or stockwork systems. Select samples recently taken by Yamana from several of these exposed bedrock structures show anomalous to high-grade gold, locally as much as 102.5 g/t gold. These high-grade sample sites will be targets of a more detailed follow up exploration campaign planned for later this year. * The adjoining 17-square kilometer Gradaus tract, also acquired by Yamana, consists of partially developed private ground with an active mining license and an early-1990s vintage open pit mine from which approximately 400,000 ounces gold were reportedly extracted, using combined gravimetric-heap leach methods, from bedrock veins beneath an old garimpeiro alluvial working. Limited exploration was carried out during this operation, including 21 diamond core holes (2,260 total meters) drilled to an average depth of 115 meters to examine veins on strike and below the open pit. Results of this drilling were moderately encouraging arid Yamana considers this a priority target for follow up exploration.

Santa Elina Acquisition

Yamana announced its second major move in Brazil on April 23, 2003, with an agreement to acquire all of the gold assets of Santa Elina Mines Corp., a substantial Brazilian mining company. These assets include three advanced stage pre-production gold projects, a number of mid-stage exploration projects, and claims or concessions covering prospective exploration areas in two of Brazil's important gold provinces. The pre-production projects - Sao Vicente, Sao Francisco, and Fazenda Nova-Lavrinha - are all in advanced stages of permitting and licensing.

Sao Vicente -A former operating mine with camp and plant facilities in western Mato Grosso State, produced 187,000 ounces of gold before being mothballed in 1997 due to declining gold prices. A recent independent preliminary feasibility study states that this Precambian shear hosted lode deposit contains a probable reserve of 161,000 ounces gold contained in 5.2 million tonnes of ore at 0.96 g/t gold and an additional inferred resource of 297,000 ounces gold in 11.4 million tonnes of material at 0.81 g/t gold. An sufficiently explored deeper higher-grade zone identified in 21 drill holes averaging 260 meters depth identifies a priority target for future exploration. Intercepts in these deeper holes range from 2 to 20 meters wide with grades ranging from 4.31 to 59.43 g/t gold.

Sao Francisco - A geologically similar project to Sao Vicente, 50 kilometers away, with which it will share operating facilities. Extensive project data were assessed in the recent preliminary feasibility study which states that Sao Francisco contains a total probable reserve of 865,000 ounces gold in 43.4 million tonnes of ore with data from a significant underground bulk sampling program strongly suggesting that the average drill hole grade of 0.62 g/t may be greatly understated. Additionally, the deposit is underlain by an insufficiently explored deeper higher grade gold target identified in 19 drill holes averaging 200 meters depth and containing 2 to 14-meter wide intercepts with grades from
1.86 to 58.0 g/t gold. This high-grade deep zone remains open in both directions on strike; further drilling could well expand this zone into a very large gold deposit.

Fazenda Nova-Lavrinha - This property, located in central Goias State, contains at least six shallow blanket-like gold deposits in "saprolite" (deeply weathered, oxidized bedrock). The most extensively drilled and studied of these is Lavrinha-Vital which, according to WGM, contains a probable reserve of 123,000 ounces gold in 3.9 million tonnes of material at an average grade of
0.98 g/t gold. Additionally there are significant indicated and inferred resources which could probably be upgraded to reserves with further work. Fazenda Nova is seen as a small fast-track operation that can produce near term cash flow for Yamana. The broad Precambrian cataclastic shear zone which traverses the region and underlies the project area is widely mineralized and offers considerable future exploration upside potential. Additionally, a higher grade primary gold zone has been hit in 11 holes drilled beneath the saprolite to depths of 60 meters or more. Intercepts in these holes are from2 to 20 meters wide and contain 2.0 to 8.3 g/t gold, and exceptionally up to 21.9 g/t gold. This will be a priority target for future exploration. * Exploration properties acquired as part of the Santa Elina agreement cover prospective areas in two major gold provinces:

Santa Elina Gold Bell - An important new gold province in Mato Grosso State in western Brazil near the Bolivian border. Yamana's acquisition consists of claims, concessions, or mining licenses totaling 7,482 square kilometers, including the Sao Vicente and Sao Francisco projects, several other defined gold deposits, and dozens of incompletely explored gold targets.

Goias Mineral District -Yamana's acquisition includes detailed exploration data covering prospective ground in a 300 square kilometer region of Goias State, central Brazil, including 30 square kilometers of claimed exploration ground covering the Fazenda Nova area.

Chapada Project

Yamana announced its third major Brazil acquisition on May 28, 2003, with a second Santa Elina Mines Corporation agreement for the development stage Chapada copper-gold project in Goias State. The intensely drilled arid studied Chapada copper-gold project was assessed by a number of independent groups in the late-1990s as containing 2.95 billion pounds copper and 3.1 million ounces gold in 434.5 million tonnes of material grading 0.308% copper and 0.222 g/t gold. A 1997-98 feasibility study by Kilborn (now SNC Lavalin) foresaw a large shallow open pit operation, the first 15 years of which will produce at least 1.6 billion pounds copper and 1.25 million ounces gold from 187.3 million tonnes grading 0.385% copper and 0.31 g/t gold. * Chapada is a shallow flat-lying disseminated tabular body hosted by Precamorian high-grade metamorphic volcanic and sedimentary rocks. The mineralogy is simple and free of deleterious impurities, and the ore is relatively friable arid easy to mine. Project development is supported by an exceptionally good infrastructure with ready access to power, transportation, labor, and support facilities. The SNC Lavalin feasibility study expects the initial 15-year operation to produce 12.7 million tonnes ore per year from a shallow open pit with a highly favorable 0.43:1 waste to ore strip ratio. A starter pit developed during the first 5 years of operation is expected to produce ore at grades averaging 0.470% copper and 0.45 g/t gold. * The acquisition includes about 84 square kilometers of mining and exploration rights within a major world-class sized strong copper-gold surface geochemical anomaly. Potential to expand the known Chapada resource and to find additional large disseminated copper-gold systems arid higher-grade gold lode deposits is exceptionally good.

Fazenda Brasileiro

Yamana's  fourth  major Brazil  acquisition,  announced  June 19,  2003,  is the purchase of the producing Fazenda Brasileiro underground and open pit gold operation in Bahia State from Companhia Vale do Rio Doce (CVRD). Fazenda Brasileiro, one of Brazil's leading gold mines, has had more than 15 years production history at 100,000 to 150,000 ounces gold per year. As of year-end 2002, the operation contained a proven and probable reserve of 262,000 ounces gold in 2.4 million tonnes of ore averaging 3.39 g/t gold. However, recent drilling has found significant additional exploration resources, both in underground and open pit, of which probably 80% will eventually be upgraded to reserves based on CVRD's past successful track record. These discoveries offer both near term and mid-term open pit and underground sources of additional mill feed. Total cash costs for production historically have been less than US$200 per ounce, although cash costs for 2003 are expected to be about US$225 per ounce. Yamana expects to decrease cash costs back to or below the historic level and further foresees developing the new resources, which are sufficient to extend the life of the operation for at least 4 more years. * The acquisition includes 720 square kilometers of favorable Precambrian greenstone terrane extending up to 100 kilometers north of the nine. Surprisingly, most of this large area is only sparsely explored. Included from CVRD is an extensive regional data base containing geochemical, geophysical, and drill hole information covering dozens of identified gold targets. Potential for additional discoveries - including other new discoveries near the mine itself - is quite good.


                                        /s/ V. H. Bradley
                                        Victor H. Bradley
                                        President & CEO


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MANAGEMENT DISCUSSION AND ANALYSIS
----------------------------------

Overview

Since year-end, Yamana has continued undergoing racial changes with focused emphasis upon Brazil.

In April 2003, Yamana announced that it had reached agreement with Santa Elina Mines Corp. ("Santa Elina") to acquire all of Santa Elina's gold assets in Brazil. The assets include three advanced-stage pre-production gold projects, a number of exploration projects, and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions.

Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana shareholders will own 25% of Yamana going forward and Santa Elina will own 75%, subject to changes in the final agreement. As part of this acquisition, Yamana will consolidate its common shares on approximately a one for twenty-four basis, although this ratio will be adjusted based on the number of common shares outstanding at the time of consolidation.

The Toronto Stock Exchange ("TSX") has determined that the Santa Elina acquisition will result in the acquisition of Yamana by an unlisted company and a change in effective control of Yamana and thus constitutes a "backdoor listing". In accordance with the rules of the TSX, the Santa Elina acquisition and a simultaneous financing, explained below, will therefore be subject to the acceptance of the TSX and approval by the Yamana shareholders. Consequently, the company resulting from the Santa Elina acquisition must meet the original listing requirements of the TSX, including requirements as to working capital. The raising of a minimum of C$45,000,000 pursuant to the financing will be a condition of the closing of the Santa Elina acquisition.

In May 2003, Yamana announced that it had entered into an option agreement to acquire the Chapada copper-gold project in Goias State, Brazil from an affiliate of Santa Elina. Subject to negotiations, the consideration for the acquisition will be C$250,000,000 payable in units of the proposed financing explained below.

Prior to the closing of the Santa Elina and Chapada transactions, Yamana intends to complete a financing. Yamana will use the net proceeds form the financing to further the exploration and development of the Santa Elina properties, to pursue the acquisition of producing assets and exploration projects and for general corporate purposes. In particular, Yamana has negotiated an agreement relating to the acquisition of the Fazenda Brasileiro underground and open pit gold mine, and related exploration properties, in the state of Bahia, Brazil (the "Fazenda Brasileiro property"), now owned by Companhia Vale do Rio Doce ("CVRD") for $20.9 million in cash. The acquisition is subject to financing.

Concerning the financing, the securities to be sold are expected to be subscription receipts, each of which is exchangeable without payment of additional consideration into units consisting of one post-share consolidation common share in the capital of Yamana and one-half of one Warrant. The price per subscription receipt and the terms of the warrants will depend on prevailing market conditions and will be determined through negotiations between Yamana and the agents.

Upon completion of the above transactions, it is contemplated that the number of directors shall be increased to seven or eight and the Board of Directors will be reconstituted. Messrs. Bradley, Mars and Tigert will remain on the Board of Directors. Messrs. Angus, Fletcher and Krewedl will resign from their positions on the Board of Directors in favor of Peter Marrone, who will be appointed President and Chief Executive Officer of the Corporation following the completion of the above transactions, Antenor Silva, who will be appointed Chief Operations Officer of the Corporation


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following the completion of the above transactions.  Juvenal Mesquita Filho, who will be Santa Elina's representative on the Board of Directors, James Askew, and, in the event that the number of directors is set at eight, one additional director to be agreed upon by Yamana and Santa Elina. Additional biographical information for each of Messrs. Marrone, Silva, Filho and Askew is provided in Yamana's Management Information Circular.

Yamana considers Brazil to be under-explored and expects to become the consolidator of gold opportunities in that country. Our shareholders should be well positioned to benefit from the consequent rebuilding of Yamana in a strengthening gold market, in Brazil.

Other

Working capital as at May 31, 2003 is a negative $862,300. However, $688,523 covers accounts payable that will be liquidated through the issue of Yamana common stock. Thus, the cash portion of working capital was negative $173,777.

Yamana had a loss of $394,424 for the three-month period ended May 31, 2003 compared to a loss of $593,127 in the prior year. Activity in the current quarter was similar to the prior year, except for the sale of Mina Martha in the prior year and the increased activity in the current quarter related to Brazil. The overall decrease in loss was due primarily to a decrease in interest expense related to the First Preference Shares and asset write-offs in the current three-month period. General and administrative expenses increased due to an increase of $14,000 in travel expenses, primarily related to Brazil, and an increase in audit and accounting fees of $49,000. Salary and consulting fees increased primarily due to an increase in executive officer salaries. Professional fees increased due to legal fees related to the First Preference Shares and Yamana's increased activity in Brazil. Filing fees in the prior year were higher due to stock issue fees related to successful private placements.

Yamana must obtain additional financing in the immediate future to continue as a viable enterprise. Additionally, funding is also necessary to continue to evaluate, acquire, and develop new mineral properties. Yamana believes that the current financing will be successful but funding may also be obtained through joint-venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

In Argentina, Yamana's land holdings in southeastern Patagonia continue under the joint venture with Buenaventura and Hochschild, with no financial commitment needed from Yamana until these partners spend $5.85 million. The land position has been expanded through Yamana's exploration skills and these additions have been turned over to its partners for detailed investigation. As at May 31, 2003, Buenaventura/Hochschild had funded $1,164,000 in exploration.

It is of note that Yamana is owed $1.2 million by the Argentine government for value-added tax refunds and export incentives - all relating to exports of ore form Mina Martha. None of this money is reflected in the financial statements. Yamana has received some positive signs that the Argentine government may pay this obligation but it is still uncertain. Yamana intends to continue to exert strenuous efforts to collect these monies.

(All references are to U.S. dollars except where stated otherwise.) (All references to equivalent silver are computed at a ratio of Au:Ag = 1.55)